Exhibit 99.23

Rosa Vieira
Senior Account Manager, Client Services
Telephone: 416.361.0930 ext.227 rvieira@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

March 28, 2008

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	HUDBAY MINERALS INC.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the Annual & Special Meeting of Shareholders for HUDBAY MINERALS INC.

1.	ISIN:	CA4436281022
	CUSIP:	443628102

2.	Date Fixed for the Meeting:	May 29, 2008

3.	Record Date For Notice:	April 22, 2008

4.	Record Date For Voting:	April 22, 2008

5.	Beneficial Ownership Determination Date:	April 22, 2008

6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	Common Shares

7.	Classes of Series of Securities that entitle the holder to vote at the meeting:	Common Shares

8.	Business to be conducted at the meeting:	Annual & Special

Yours Truly,

EQUITY TRANSFER & TRUST COMPANY

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